Carvana Co.

1930 W. Rio Salado Parkway

Tempe, AZ 85281

August 23, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

The Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: James Giugliano and Joel Parker

RE:	Carvana Co.

Form 10-K for the Fiscal Year Ended December 31, 2021

Filed February 24, 2022

File No. 001-38073

Dear Messrs. Giugliano and Parker:

Carvana Co. (the “Company”) is writing in response to the comment letter from the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”) dated August 9, 2022, with respect to the above-captioned Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed February 24, 2022 (the “Form 10-K”). The numbered paragraphs below set forth the Staff’s comments in italics, followed by the Company’s response. Unless otherwise indicated, capitalized terms used in this letter have the meanings assigned to them in the Form 10-K.

Form 10-K for the fiscal year ended December 31, 2021

7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Total Gross Profit per Unit, page 57

1.

You calculate total gross profit per unit using used vehicle unit sales as the denominator. Please tell us why you include gross profit generated from wholesale sales of vehicles in the total gross profit per unit measure when wholesale sales appear to be unrelated to used vehicle sales.

Response: The Company’s primary business objective is to sell used vehicles to retail customers and generate a profit doing so. In our integrated business model, retail vehicle sales and wholesale vehicle sales are highly interrelated. In response to the Staff’s comment, the Company advises the Staff that the inclusion of profits generated from wholesale vehicle sales in Total Gross Profit per Unit is appropriate as a reflection of the nature of our integrated business. In addition, Total Gross Profit per Unit, one of our Key Operating Metrics, is calculated consistently with the way management strategizes and operates our business and how investors analyze it.

Wholesale vehicle sales, retail vehicle sales, and the profits generated from both activities are highly interrelated, as our business model necessitates shared resources, infrastructure, and decision-making between the two. For example, our nationwide reconditioning and inspection centers are designed to produce vehicles for both retail and wholesale sales; our vehicle storage locations have shared parking for both retail and wholesale vehicles; our integrated multi-vehicle logistics and last mile delivery network is operated in service of both retail and wholesale sales; and customer advocates in our customer care centers support both retail and wholesale customers. Those and many additional interrelationships between our wholesale and retail vehicle sales, including vehicle acquisition and disposition decisions, pricing decisions, marketing decisions, and even technology and other investment decisions, require the Company to share finite operational capacity and optimize joint decisions between the two. In so doing, the Company’s objectives are to increase the number of retail units sold and the Total Gross Profit per Unit, rather than to increase the gross profit generated solely from wholesale vehicle sales, retail vehicle sales, or any other individual component. As a result, the inclusion of gross profits generated from wholesale sales of vehicles in Total Gross Profit per Unit reflects our integrated business model and the interrelationship between wholesale and retail vehicle sales.

In addition, the Company’s management focuses on measuring and optimizing Total Gross Profit per Unit and has consistently communicated that metric as a priority to our stakeholders internally and externally. For our entire corporate history, that metric has been communicated to our employees, executives, and Board of Directors as our second most important financial metric after retail units sold. Total Gross Profit per Unit is the metric used to measure the Company’s gross profit performance in Board of Directors meetings, executive team meetings, and broader company personnel meetings and updates. Further, throughout our history as a public company, we have consistently disclosed Total Gross Profit per Unit. Beginning with the Company’s Form S-1 relating to our initial public offering and through each subsequent Annual Report on Form 10-K, we have disclosed Total Gross Profit per Unit as one of our Key Operating Metrics.1 In short, Total Gross Profit per Unit is a necessary measure to understand our financial condition and the results of our operations, and we have consistently communicated with our constituents as such.

As a result, Total Gross Profit per Unit provides investors with the greatest opportunity to view the Company’s performance through the same lens that our management does. The Company’s years-long dialogue with investors indicates that they understand and share our focus on the total gross profits generated from our wholesale vehicle sales, retail vehicle sales, and other revenue streams. Investors’ focus on the Company’s Total Gross Profit per Unit aligns with the Company’s strategy. In fact, Total Gross Profit per Unit is the only gross profit metric for which the Company has provided a quantified outlook in the past and is the only gross profit metric that the Company has ever linked to compensation incentives for its executives.

For the foregoing reasons, the Company views its calculation of Total Gross Profit per Unit as appropriate and that including gross profit generated from wholesale sales of vehicles in the Total Gross Profit per Unit measure is consistent with our primary objective, the integrated nature of our business, management’s operation of the Company, and investors’ understanding of it.

Non-GAAP Financial Measures, page 63

2.

You disclose Adjusted EBITDA margin but do not disclose the comparable GAAP margin. Please revise to include the comparable GAAP margin measure, net income margin, with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) or Regulation S-K and Question 102.10 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Response: In response to the Staff’s comment, the Company advises the Staff that, to the extent the Company includes Adjusted EBITDA margin in future filings, net income margin will be disclosed with equal or greater prominence.

Should you have any additional questions regarding the above, please do not hesitate to contact Mark Jenkins at mark.jenkins@carvana.com or Paul Breaux at paul.breaux@carvana.com or 512-217-3905.

Sincerely,

/s/ Mark Jenkins

Mark Jenkins

Chief Financial Officer

[1]

The Company discloses how it calculates Total Gross Profit per Unit on page 57 of its Form 10-K: the aggregate gross profit in a given period, divided by the retail units sold in that period including (1) gross profit generated from the sale of the used vehicle, (2) gains on the sales of loans originated to finance the vehicle, (3) commissions on sales of VSCs, (4) revenue from GAP waiver coverage, and (5) gross profit generated from wholesale sales of vehicles.